FEC Resources Inc. Suite 2300, Bentall 5, 550 Burrard Street Vancouver, British Columbia V6C 2B5

June 18, 2020

Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation
US Securities and Exchange Commission
Washington, D.C. 20549

Re:       FEC Resources Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form F-1
Filed May 12, 2020
File No. 333-235559

Dear Mr. Levenberg:

Attached to this letter are marked pages reflecting all of the changes made to our Form F-1 Registration Statement that has been made subsequent to our prior Correspondence filed via EDGAR on June 12, 2020.  Such changes have been made in accordance with the telephone conversation held between Mr. Timothy Levenberg and FEC’s legal counsel.

We are supplying these marked pages to assist in your review of amendment No. 4 of the aforementioned registration statement.

Sincerely,

/s/ Paul Wallace

Paul Wallace

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Dated June 18, 2020.

Rights to Purchase up to 818,287,530 Common Shares
Sale of up to 818,287,530 Common Shares
Resale of up to 818,287,530 Common Shares

FEC RESOURCES INC.

We are a Canadian corporation and we have no subsidiaries. We currently hold 6.80% of the issued and outstanding capital of Forum Energy Limited, a private company incorporated under the laws of England and Wales.

We are engaged in investment in companies in the natural resource sector.

We have prepared this prospectus for the purposes of (a) completing a rights offering to our shareholders giving them the right to purchase up to 818,287,530 shares of our Common Shares; (b) our distribution of our Common Shares to our shareholders who exercise their Rights; and (c) allowing the shareholders that elect to exercise such rights to use a "shelf" registration process to resell the Common Shares which they will acquire from us on the exercise of the Rights. We will receive proceeds only from the sale of these shares to our shareholders.

We are distributing, at no charge, to holders of our outstanding Common Shares, transferable subscription rights, which we refer to herein as the “Rights,” to purchase in the aggregate up to 818,287,530 of our Common Shares at a cash subscription price of $0.00225 per share. We refer to the offering and sale of our Common Shares through the Rights as the “Rights Offering”. Shareholders will be able to exercise their Rights by following the directions on page 2 of the Rights Certificate and filling out Form 1 on the face of the Rights Certificate provided with this prospectus and following the other terms of purchase set forth herein.

In the Rights Offering, you will receive forty (40) Rights for each twenty (20) Common Shares you held as of 5:00 p.m. Pacific Daylight Time, on July 3, 2020, the record date for the Rights Offering (the “Record Date”).

Each Right will entitle you to purchase one (1) of our Common Shares at a subscription price of $0.00225 per share. The subscription price was determined by our Board of Directors. You will not receive any Rights in our Rights Offering unless you held, as of the Record Date, our Common Shares. We will not issue fractional Common Shares. If you exercise your Rights in a manner that would result in the issuance of fractional shares, the number of Common Shares that you may purchase will be rounded down to the nearest share.

You may exercise your Rights at any time beginning on the effective date of this prospectus and before the expiration of the Rights Offering, on July 31, 2020, at 5:00 p.m., Pacific Daylight Time, unless we extend the Rights Offering period, as determined at our sole discretion, for up to Thirty (30) calendar days.

We reserve the right to cancel the Rights Offering for any reason at our sole discretion any time before the expiration date. If we cancel the Rights Offering, any and all subscription payments that have been received by our Subscription Agent will be returned as soon as reasonably possible, without interest or penalty. Moreover, the Rights certificates will not be mailed to you if your address is outside the United States and Canada or if you have an army post office or a foreign post office address. Foreign shareholders can subscribe for shares under the Rights Offering but such subscription will be subject to compliance with applicable law. As a result, we expect that less than all of the Rights will be exercised and we therefore cannot estimate the amount of funds that we will be able to raise from this offering.

Computershare Investor Services Inc. (referred to in this prospectus as the “Subscription Agent”) will serve as the Subscription Agent for the Rights Offering. The Subscription Agent will hold in escrow the funds we receive from subscribers until we complete or cancel the Rights Offering.

Laurel Hill Advisory Group (referred to in this prospectus as the “Information Agent”) will act as our Information Agent in connection with the Rights Offering. You may contact them directly with any questions or comments by telephone at 1-877-452-7184 (toll-free in North America), or at 416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

We are directly offering the Rights and the Common Shares issuable upon exercise of the Rights. We have not engaged the services of any underwriters or selling agents. We will bear all costs, expenses and fees in connection with the registration of the Common Shares issuable upon exercise of the Rights.

Our Common Shares are traded on the OTC Markets Pink Current Information under the symbol FECOF. The Common Shares that we issue in connection with the Rights Offering will also trade on the Pink Current Information market under the same symbol. The Rights will not be listed for trading on the Pink Current Information market or any other stock exchange or market. On May 21, 2020, the last reported sale price for our Common Shares was $0.0014 per share. As of the record date for the Rights Offering, our company had 409,143,765 Common Shares issued and outstanding.

Neither our Board of Directors nor our management has made any recommendations regarding the exercise of the Rights. You may not revoke or revise any exercises of Rights once made, unless we cancel or make a fundamental change to the terms and conditions of the Rights Offering. You should carefully read this entire prospectus before you make any investment decision. **Investing in our Common Shares involves certain risks. See "Risk Factors" beginning on page 18 to read about factors you should consider before exercising your Rights.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 18, 2020.

Subscription Price	The subscription price is $0.00225 per share, payable in cash. The subscription price was determined by our Board of Directors by reference to the recent trading activity of the Company's Common Shares. To be effective, any payment related to the exercise of a Right must be received by the Subscription Agent before the expiration of the Rights Offering as described below.
	After the date of this prospectus, our Common Shares may trade at prices below the subscription price. In that event, our Board of Directors may change the subscription price of this offering or determine to cancel or otherwise alter the terms of the Rights Offering.
Subscription Right	Each Right will entitle you to purchase one (1) of our Common Shares at a subscription price of $0.00225 per share. See the section in this prospectus under the caption: "The Rights Offering—The Rights."
Record Date	5:00 p.m., Pacific Standard Time, on July 3, 2020.
Expiration of the Offering Period	5:00 p.m., Pacific Standard Time, on July 31, 2020. We may extend, in our sole discretion, the expiration of the offering period for exercising your Rights for a period not to exceed eight calendar days.
No Fractional Shares	You may only exercise your Rights to purchase shares in whole numbers. We will not issue fractional Common Shares. If you exercise your Rights in a manner that would result in the issuance of fractional shares, the number of shares that you may purchase will be rounded down to the nearest share.
Use of Proceeds	We intend to use the net proceeds from the Rights Offering for general working capital purposes primarily the payment of administrative expenses and to provide the Company with funds for investment opportunities including participation, in any fund raising for Forum Energy Limited in order to maintain our percentage ownership interest in that company. See the section in this prospectus under the caption: "Use of Proceeds."

Fundamental Changes	If we make any fundamental change to the terms of the Rights Offering after the date of effectiveness of this prospectus, we will file a post-effective amendment to the registration statement, in which this prospectus is included, and offer subscribers the opportunity to cancel their subscriptions. In such event, if you have subscribed to purchase shares in the Rights Offering and request a refund, we will issue the refund to you and recirculate an amended prospectus after the post-effective amendment becomes effective. If we extend the expiration date of the Rights Offering period in connection with any post-effective amendment, we will allow holders of Rights a reasonable period of additional time to make new investment decisions on the basis of the new information set forth in the amended prospectus that will form a part of the post-effective amendment registration statement. In such event, we will issue a press release announcing the changes to the Rights Offering and the new expiration date. See the section in this prospectus under the caption: "The Rights Offering—Expiration Date, Extension, and Amendments."
Procedures for Exercising Rights	To exercise your Rights, you must complete the Rights certificate and deliver the certificate to the Subscription Agent before the expiration of the offering period. Your subscription must include full payment for the exercise of all of your Rights that you wish to exercise. For details regarding the procedure and requirements for exercising your Rights, see the section in this prospectus under the caption: "The Rights Offering—Method of Exercising Rights"
	You may deliver the subscription documents and payments by mail or overnight commercial carrier. If regular mail is used for this purpose, we recommend that you use registered mail, properly insured, with return receipt requested.
Brokerage Account Stockholders	If you are a beneficial owner of shares that are registered in the name of a broker, dealer, bank or other nominee, and you wish to participate in the Rights Offering, you should immediately instruct your broker, dealer, bank or other nominee to exercise your Rights on your behalf and deliver all required documents and payment before the expiration of the Rights Offering period.
Guaranteed Delivery Procedures	If you are not able to deliver your Rights certificate to the Subscription Agent before the expiration of the Rights Offering period, you may follow the procedures that we describe in the section of this prospectus under the caption: "The Rights Offering—Guaranteed Delivery Procedures."

What is the Rights Offering?

The Rights Offering is our distribution, at no charge, to certain holders of our outstanding Common Shares (as described further below), of transferable Rights to purchase additional Common Shares. The price for exercise of the Rights and subscription for the purchase of our Common Shares is $0.00225 per share, which was set by our Board of Directors by reference to the recent trading activity of the Company's Common Shares. There is no charge to security holders related to the distribution of the Rights. All references in this prospectus to the Rights Offering subscription price of $0.00225 per share refer to the price per whole share.

Why are we conducting the Rights Offering?

We are conducting the Rights Offering to finance our general working capital and to fund investment opportunities in Forum Energy Limited in order to maintain our percentage ownership interest in that company. See the section of this prospectus under the caption: "Use of Proceeds."

Who may participate in our Rights Offering?

Only shareholders of our Company as of 5:00 pm Pacific Daylight Time on the record date of July 3, 2020, may participate in the Rights Offering. The Subscription Agent will not mail Rights certificates to shareholders whose addresses are outside the United States and Canada or to shareholders who have an army post office or a foreign post office address. Foreign shareholders will receive written notice of the Rights Offering and they can subscribed for shares under the Rights Offering but such subscription will be will be subject to compliance with applicable law.

How many Rights will I receive?

We will grant you forty (40) Rights for each twenty (20) of our Common Shares you held as of 5:00 p.m. Pacific Daylight Time, on the Record Date. Each Right will entitle you to purchase one (1) of our Common Shares at a subscription price of $0.00225 per share. At your own choosing, you may exercise some or all of your Rights. You may also elect not to exercise any Rights at all.

Will fractional Common Shares be issued upon exercise of the Rights?

No. We will not issue fractional Common Shares. If you exercise your Rights in a manner that would result in the issuance of fractional shares, the number of shares that you may purchase will be rounded down to the nearest share.

What if I own my Common Shares through a brokerage account or similar nominee account?

If you hold your shares in the name of a broker, dealer, bank or other nominee and you wish to participate in the Rights Offering and purchase our Common Shares, please contact your broker, dealer, bank or other nominee as soon as possible. You should complete and return to your nominee the form captioned "Beneficial Owner Election Form" or other form supplied by your nominee. You should receive the form from your broker, dealer, bank or other nominee with the other Rights Offering materials. We assume no responsibility in respect of the timely administration of your broker, dealer, bank or other nominee to perform its obligations on your behalf.

How was the subscription price determined?

The subscription price of $0.00225 per share was determined by our Board of Directors by reference to the recent trading activity of the Company's Common Shares. In making its determination, the Board considered many factors, including the historical and current trading prices of our Common Shares, as well as current trends and conditions in capital markets. The subscription price was not determined on the basis of any investment bank or third-party valuation that was commissioned by our company. The Board of Directors reserves the right, exercisable in its sole discretion, to change the subscription price of the Rights Offering or determine to cancel or otherwise alter the terms of the Rights Offering. See the section in this prospectus under the caption: "The Rights Offering—Expiration Date, Extension, and Amendments."

May I transfer my Rights?

Yes. The Rights are transferable. You may sell, give away or otherwise transfer your Rights. Rights may also be assigned to family members or family trusts. The Rights are also subject to transfer by operation of law (such as testate or intestate succession). The sale of any of your Common Shares prior to the expiration of the Rights Offering period will not result in the transfer of any Rights. However, any such transfer may be subject to applicable securities laws and/or restrictions in the jurisdiction(s) of the potential transfer.

Are there any limitations on the number of my Rights that I may exercise?

There are no restrictions on the number of your Rights that you may exercise. At your own choosing, you may exercise some or all of your Rights. You may also elect not to exercise any Rights at all.

When can I exercise my Rights?

You may exercise your Rights at any time commencing on the effective date of this prospectus and ending at the expiration time and date of the Rights Offering period, at 5:00 p.m. Pacific Daylight Time on July 31, 2020. If you elect to exercise any Rights, the Subscription Agent must receive all documents from you completely and properly completed, and your payment must fully clear, before the expiration of the offering period.

If your subscription exercise documentation is received by the Subscription Agent after the expiration of the Rights Offering period, we may, in our sole discretion, make an accommodation to accept your subscription, but we shall not be under any obligation to do so.

See the section in this prospectus under the caption: "The Rights Offering" for further information regarding the requirements and procedures for exercising your Rights.

If you hold your shares through a broker, dealer, bank, or other nominee, your broker, dealer, bank or other nominee holder may impose separate deadlines prior to the expiration of the Rights Offering. In such case, if you wish to participate in the Rights Offering, we urge you to contact your broker, dealer, bank, or other nominee and coordinate all procedures with them as soon as reasonably possible.

How do I exercise my Rights?

If you wish to participate in the Rights Offering, you must deliver to the Subscription Agent before the expiration of the Rights Offering, all of the following which the Subscription Agent must receive (and funds must clear) prior to 5:00 p.m., Pacific Daylight Time, on July 31, 2020:

1. Your payment for exercise of the Rights. See the section in this prospectus under the caption: "The Rights Offering—Method of Exercising Rights" and "The Rights Offering—Form of Payment."

2. Your complete and fully executed Rights certificate.

If you cannot deliver your Rights certificate to the Subscription Agent before the expiration of the Rights Offering, you may use the procedures for guaranteed delivery as described in this prospectus in the section under the caption: "The Rights Offering—Guaranteed Delivery Procedures."

If you hold your shares through your broker, dealer, bank or other nominee, complete and return to such broker, dealer, bank or other nominee the form captioned: "Beneficial Owner Election Form" or use the forms provided to you by your broker, dealer, bank or other nominee in accordance with their stated procedures and prior to their stated deadlines.

Where do I deliver my forms and the payment for exercise of the Rights?

If your shares are held in the name of a broker, dealer, bank or other nominee, then you must coordinate with your broker, dealer, bank or other nominee regarding delivery of your subscription documents, Rights certificate, notice of guaranteed delivery (if applicable) and your subscription payment.

As a Foreign Private Issuer, We Are Exempt From a Number Of U.S. Securities Laws And Rules Promulgated Thereunder And Are Permitted To File Less Information With The SEC Than U.S. Companies Must. This Will Limit The Information Available To Holders Of Our Shares

We currently qualify as a "foreign private issuer," as defined in the SEC's rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material non-public information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

Risks Relating to the Rights Offering

You must act promptly and follow all instructions carefully if you wish to exercise your Rights to purchase shares.

If you wish to purchase Common Shares in our Rights Offering, you must promptly act to complete and properly deliver all applicable documentation and certificates, and assure that payment for your subscription is received by the Subscription Agent prior to the expiration of the Rights Offering at 5:00 p.m., Eastern Daylight Time on July 31, 2020. The time available during which you may exercise your Rights is very limited. If you do not properly complete and sign your Rights certificate, or if you deliver late or deficient payment, or if you do not properly follow the procedures applicable to the exercise of your Rights, we may at our discretion either reject your subscription in its entirety or accept only the portion of your subscription corresponding to the amount of payment actually received. We are not responsible for remediating any incomplete or incorrect documents or deficient payment that you submit. We have no obligation to contact you or any broker, dealer, bank or other nominee that holds Rights on your behalf regarding any deficiencies. We reserve the right to determine, at our sole discretion, whether the materials and payments that you submit are complete and if they follow the applicable procedures pertaining to exercise of your Rights. The risk of delivery of all documents and payments is borne solely by you or your nominee, not by the Subscription Agent or us.

We reserve the right to cancel the Rights Offering at any time prior to the expiration of the offering period.

We reserve the right, exercisable at our sole determination at any time prior to the expiration of the offering period, to cancel and terminate the Rights Offering. If we cancel and terminate the Rights Offering, we will not have any obligation to you other than to have the Subscription Agent return payments for your subscription. The return of your payments in the event of cancellation of the Rights Offering will be made by the Subscription Agent without charge of any interest, penalties or deductions.

The subscription price for our shares does not necessarily represent the value of our Company or the value of our Common Shares, and our Common Shares may trade at prices below the subscription price.

Our Rights Offering subscription price was set by our Board of Directors at $0.00225 per share. The subscription price was determined by our Board of Directors by reference to the recent trading activity the Company's common shares. The subscription price does not bear any particular relationship to the book value of our assets, past operations, cash flows, losses, financial condition or other criteria for ascertaining value. You should not consider the subscription price as an indication of the value of our company or any inherent value of our Common Shares. After the date of this prospectus, our Common Shares may trade at prices below the Rights Offering subscription price.

We may amend or modify the terms of the Rights Offering at any time before the expiration of the Rights Offering that could adversely affect your investment.

Our Board of Directors reserves the right to amend or modify the terms of the Rights Offering. The amendments or modifications may be made for any reason. These changes may include, for example, changes to the subscription price or other matters that may induce greater participation by our security holders in the Rights Offering. If we make any fundamental change to the terms of the Rights Offering after the date of effectiveness of this prospectus, we will file a post-effective amendment to the

Quantitative And Qualitative Disclosures About Market Risk.

Currency Exchange Rate Sensitivity

In regards to transactional risk, our functional currency is the United States dollar and our activities are predominantly executed using both the U.S. and Canadian dollars. We have done a limited number of financings, and we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC.BB and are bought and sold in US dollars. We have not entered into any agreements, or purchased any instruments, to hedge any possible currency risks at this time.

Interest Rate Sensitivity

We currently have no significant short-term or long-term debt requiring interest payments. This does not require us to consider entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest-earning investments are short-term. Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Commodity Price Sensitivity

Our future revenue and profitability will be dependent, to a significant extent, upon prevailing spot market prices for oil and gas. In the past, oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control. We currently have no significant operating revenue.

THE RIGHTS OFFERING

The Rights

We are distributing, at no charge, to holders of our outstanding Common Shares, non-transferable rights to purchase in the aggregate up to 818,287,530 of our Common Shares at the cash subscription price of $0.00225 per share. The total amount that could be received if all of the Rights were exercised is $1,841,146.94. However, the Rights Offering is limited only to shareholders of Record Date who are located in the United States and Canada. Therefore, although we cannot calculate the number of shareholders that will be able to exercise these Rights, we are relatively certain that less than the total o number of Rights will be exercised.

As of the record date, we had 409,143,765 Common Shares outstanding. As of the record date, we had no outstanding warrants.

If you are a shareholder of record, or if you are a beneficial owner of shares held on your behalf through a broker, dealer, bank or other nominee, you will receive forty (40) Rights for each twenty (20) shares of our Common Shares owned at 5:00 p.m., Pacific Daylight Time, on July 3, 2020, which is the record date for our Rights Offering. Each subscription right will entitle you to purchase 1 of our Common Share at a subscription price of $0.00225 per whole Common Share. We are not offering, and we will not accept, any subscriptions for fractional shares.

You may exercise some, all or none of your Rights.

The Reasons for our Rights Offering

We are conducting the Rights Offering to fund general working capital purposes primarily the payment of administrative expenses and to provide the Company with funds for investment opportunities including participation in any fund raising of Forum Energy Limited in order to maintain our percentage ownership interest in that company. Our Board of Directors has carefully evaluated financing alternatives and concluded that raising the required funding through a Rights Offering in which all our shareholders would have the opportunity to participate was in the best interests of our stockholders.

Subscription Price

The subscription price of $0.00225 per share was determined by our Board of Directors by reference to the recent trading activity of the Company's Common Shares. In making its determination, the Board considered many factors, including the historical and current trading prices of our Common Shares, as well as current trends and conditions in capital markets. The subscription price was not determined on the basis of any investment bank or third-party valuation that was commissioned by our company. We cannot assure you that the market price of our Common Shares during or after the Rights Offering period will be greater than the subscription price.

Method of Exercising Rights

You may exercise your Rights as follows:

1. ***Subscription by Registered Shareholders of Record.*** If you are the holder of record of our Common Shares and you wish to exercise your Rights, you must complete and sign your Rights certificate, together with any required signature guarantees, and deliver them to the Subscription Agent, with a notice of guaranteed delivery (if applicable) and an IRS Form W-9, and your payment for the number of Common Shares for which you are subscribing. The address of the Subscription Agent is set forth below in this prospectus under the caption: "Where to Submit Subscriptions." You must deliver all materials in a timely manner and assure that your payment clears in full prior to the expiration of the Rights Offering.

2. ***Subscription by Beneficial Owners holding shares through a broker, dealer, bank or other nominee.*** If you are a beneficial owner of our Common Shares that are registered in the name of a broker, dealer, bank or other nominee, and you wish to exercise your Rights, you must instruct your broker, dealer, bank or other nominee to exercise your Rights on your behalf and deliver all documents and payment before the expiration of the Rights Offering. Your subscription will only be valid if the Subscription Agent receives all of the required documents and the full subscription payment prior to the Rights Offering expiration date. Your broker, dealer, bank or other nominee may establish a deadline that is significantly in advance of the Rights Offering expiration period at 5:00 p.m., Pacific Daylight Time, on July 31, 2020. If you wish to subscribe for our Common Shares in the Rights Offering, you should immediately notify your broker, dealer, bank or other nominee.

Missing or Incomplete Subscription Information

If your Rights certificate is not complete and properly signed, or if you deliver deficient payment, or if you do not properly follow the procedures applicable to your exercise of your Rights, we may at our discretion either reject your subscription in its entirety or accept only the portion of your subscription corresponding to the amount of payment actually received. We are not responsible for remediating any incomplete or incorrect documents or deficient payment that you submit. We will not contact you or any broker, dealer, bank or other nominee that holds rights on your behalf regarding any deficiencies. We reserve the right to determine, at our sole discretion, whether the materials and payments that you submit are complete and follow the applicable procedures pertaining to exercise of your rights.

Delivery of Subscriptions

DO NOT SEND YOUR SUBSCRIPTION RIGHTS CERTIFICATES OR PAYMENTS TO THE COMPANY. ALL DELIVERIES AND PAYMENTS MUST BE MADE ONLY TO THE SUBSCRIPTION AGENT.

Please carefully read the instruction letter accompanying the Rights certificate and follow the procedures as specified.

Your subscription will not be deemed to be received until the Subscription Agent has received delivery of your completed and properly signed Rights certificate and received the full subscription amount which has cleared prior to the expiration of the Rights Offering. The only exceptions for late delivery will be in the case of delivery in accordance with the "Guaranteed Delivery Procedures" described below. Notwithstanding the foregoing, we may, at our sole discretion, determine to accept late subscriptions on a case-by-case basis.

The risk of delivery of all documents and payments is borne by you or your nominee, not by the Subscription Agent or us.

All deliveries to the Subscription Agent should only be made by registered first class mail or by hand, express mail, courier or other expedited service. Please allow an adequate number of days for delivery of your materials to the Subscription Agent by you or your broker, dealer, custodian bank or other nominee, as applicable. We do not take any responsibility for completion of your subscription documents, Rights certificate and payment to the Subscription Agent or, if you are not a holder of record, to your broker, dealer, custodian bank or other nominee. If you wish to exercise your Rights, please assure that you properly complete all documents and that you provide comprehensive responses to all information on the forms. If you have any questions or comments regarding completion of the materials, please contact the Information Agent, Laurel Hill Advisory Group at: 1-877-452-7184 (toll-free in North America), or at 416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Notice to Nominees

If you are a broker, dealer, bank or other nominee that holds our Common Shares for the account of one or more of our shareholders on the record date, you should contact such beneficial owners as soon as possible regarding our Rights Offering. If a beneficial owner of our Common Shares so instructs, you should complete the Rights certificate and submit it to the Subscription Agent with the proper subscription payment prior to the expiration date. You may exercise the number of Rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our Common Shares on the record date, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form captioned: "Nominee Holder Election Form," which is included with your Rights Offering materials. You may contact the Subscription Agent directly to request the form if not provided in the materials delivered to you.

Beneficial Owners

If your Common Shares are held in the name of a broker, dealer, bank or other nominee, you will not receive a Rights certificate and you will need to coordinate with your broker, dealer, bank or other nominee to act for you. To exercise your Rights, you will need to complete and return to your broker, dealer, bank or other nominee the form captioned: "Beneficial Owner Election Form." You should receive the form from your broker, dealer, bank or other nominee with the other Rights Offering materials. You should contact your broker, dealer, bank or other nominee if you do not receive the form and other Rights Offering material. We are not responsible if you do not receive the form from your broker, dealer, bank or other nominee or if you receive the form without sufficient time to respond by the deadline established by your nominee, which deadline may be prior to 5:00 p.m., Pacific Daylight Time, on July 31, 2020.

Except in the event we make a fundamental change to the terms and conditions of the Rights Offering, once you submit your subscription and payment, the subscription will be irrevocable, even if you later change your mind for any reason and even if the Rights Offering is extended by the Board of Directors.

Escrow Arrangements; Return of Funds

The Subscription Agent will hold all Rights Offering subscription funds in a segregated account pending completion of our Rights Offering. The Subscription Agent will hold the funds in escrow until we complete or cancel the Rights Offering. If we cancel the Rights Offering, the Subscription Agent will return to you all of your respective subscription payments, without interest or penalty, as soon as reasonably possible.

If there is a fundamental change to the Rights Offering and if you decide to cancel your exercise of Rights, then the Subscription Agent will return your payment without charge of any interest, penalties or deductions. If you hold your shares through your broker, dealer, bank or other nominee, then the cancellation of any exercise of Rights would have to be initiated by your broker, dealer, bank or other nominee.

If the Subscription Agent returns payments to you through your broker, dealer, bank or other nominee, then such broker, dealer, bank or other nominee may charge you separate service or administration fees. We are not responsible for covering or reimbursing any such fees.

Expiration Date, Extension, and Amendments

If you wish to purchase Common Shares in our Rights Offering, you must promptly act to complete and properly deliver all applicable documentation and certificates, and assure that payment for your subscription is received by the Subscription Agent prior to the expiration of the Rights Offering on July 31, 2020, at 5:00 p.m., Pacific Daylight Time. We are not responsible for remediating any incomplete or incorrect documents or deficient payment that you submit. We have no obligation to contact you or any broker, dealer, bank or other nominee that holds Rights on your behalf regarding any deficiencies or irregularities. We reserve the right to determine, at our sole discretion, whether the materials and payments that you submit are complete and follow the applicable procedures pertaining to the exercise of your Rights. The risk of delivery of all documents and payments is borne by you or your nominee, not by the Subscription Agent or us.

We reserve the right to extend the Rights Offering period for a period not to exceed eight calendar days. If we extend the Rights Offering period, we will issue a press release announcing the extension in advance of the expiration of the then-effective Rights Offering period. We may extend the duration of the Rights Offering period if applicable laws or regulations require us to do so. Our Board of Directors has broad discretion regarding any and all determinations whether or not to extend the Rights Offering period. The Board of Directors may also cancel the Rights Offering at any time, for any reason, before the expiration of the Rights Offering period.

Our Board of Directors reserves the right to amend or modify the terms of the Rights Offering. The amendments or modifications may be made for any reason. These changes may include, for example, changes to the subscription price or other matters that may induce greater participation by our security holders in the Rights Offering. If we make any fundamental change to the terms of the Rights Offering after the date of effectiveness of this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included and offer subscribers the opportunity to cancel their subscriptions. In such event, we will issue subscription refunds to each security holder subscribing to purchase shares in the Rights Offering and recirculate an amended prospectus after the post-effective amendment is declared effective with the SEC. If we extend the expiration date of the Rights Offering period in connection with any post-effective amendment, we will allow holders of Rights reasonable period of additional time to make new investment decisions on the basis of the new information set forth in the amended prospectus that will form a part of the post-effective amendment. In such event, we will issue a press release announcing the changes to the Rights Offering and the new Rights Offering expiration date. The terms and conditions of our Rights Offering cannot be modified or amended after the expiration date.

PLAN OF DISTRIBUTION

As soon as possible after the Record Date of July 3, 2020, we plan to distribute the Rights, Rights certificates and copies of this prospectus to holders of our Common Shares as of the record date. If you have made a determination to exercise your rights, you must comply in a timely manner with the exercise procedures set forth in the section of this prospectus under the caption: "The Rights Offering—Method of Exercising Rights.

You may contact our Information Agent if you have any questions at:

Laurel Hill Advisory Group
Toll Free: 1-877-452-7184 (North America)
Collect: 416-304-0211 (Outside of North America)
Email: assistance@laurelhill.com

Some of our officers and directors may solicit responses from you as a holder of Rights. We will not pay our officers and directors any commissions or compensation for such services, other than their normal employment or director compensation.

In connection with our Rights Offering, we have agreed to pay our Subscription Agent and Information Agent their customary fees, plus certain expenses.

No brokers, dealers or underwriters are acting on our behalf in connection with the solicitation or exercise of Rights. We are not paying any commissions, underwriting fees or discounts in connection with the Rights Offering or the shares that we will issue upon exercise of the Rights held by our security holders. We are not aware of any third-party agreements in such regard.

Markets

Our Common Shares do not trade on a recognized stock market but it trades on OTC Markets Pink Current Information market under the symbol "FECOF".

DESCRIPTION OF OUR COMMON SHARES

The following is only a summary of the terms and conditions applicable to our Common Shares and it not intended to be complete. Our company is a Canada corporation and our Common Shares is subject to the provisions of our Articles of Incorporation, our By Laws, and the *Canada Business Corporations Act.*

General

We are authorized to issue an unlimited number of Common Shares, with no par value. As of the record date, we had 409,143,765 Common Shares issued and outstanding.

The holders of our Common Shares:

- have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors;
- do not have cumulative voting rights;
- are entitled to share rateably in all of our assets available for distribution to holders of Common Shares upon liquidation, dissolution or winding up of our affairs; and
- do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

All Common Shares now issued and outstanding are fully paid for and non-assessable. The full scope of the terms, rights and liabilities applicable to holders of our securities are set forth in (i) our Articles of Incorporation and By Laws, which are incorporated by reference as exhibits into the Registration Statement of which this prospectus is part; and (ii) the *Canada Business Corporations Act.*

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sydney, New South Wales, Australia, on the 18th day of June, 2020.

FEC RESOURCES INC.

By: /s/ Paul Wallace
Name: Paul Wallace
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/Paul Wallace	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive and Financial Officer)	June 18, 2020
/s/ Lyle Brown Lyle Brown	Director	June 18, 2020
/s/Claro Ramirez Claro Ramirez	Director	June 18, 2020